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Portfolio update: New preferred equity investment in Roswell, GA

New preferred equity investment with an attractive 14.25% return will fund the construction of a 74-unit build-for-rent community outside Atlanta.

May 31, 2024


East Village Townhomes
Build-for-rent community

We are pleased to announce the latest addition to the Fund's portfolio—a preferred equity investment in the East Village Townhomes, a to-be-constructed build-to-rent community located in Roswell, GA. The investment, which carries an attractive 14.25% fixed return investment, underscores our continued focus on high-quality credit investments that capitalize on the current period of higher interest rates and dislocated credit markets.

The East Village Townhomes development will include 74 townhomes distributed across 16 three-story buildings. Units will range from 1,276 to 1,996 square feet and offer high-end finishes such as 10' ceilings in the main living areas, full-size washers and dryers, spa-like showers, and stainless-steel appliances. Each townhome will feature a private, fenced-in yard, a second-level balcony, and access to a large community courtyard and amenity pavilion.

Our investment is structured as preferred equity with an attractive 14.25% fixed annual rate of return. As shared previously, this structure ensures that our investment receives priority in terms of distributions from the asset, offering significant protection against future risks while still offering a compelling return profile. The loan-to-cost (LTC) ratio is approximately 80% with the developer/borrower putting up 20% of the capital as equity which is junior to (i.e. is subordinate to) our investment.

Key investment strengths

1. **High Yield Potential:** With a projected gross rate of 14.25%, this investment offers a strong risk adjusted return profile.
2. **Strategic Location:** Situated in Roswell, GA, (outside of Atlanta) the project benefits from continued local demand for high-quality rental housing, supported by robust demographics and market fundamentals.
3. **Quality Construction:** The development features premium finishes and amenities, which are expected to attract high-income tenants and help the asset retain value over time.

About the market

Roswell, GA, is a thriving suburban market within the Atlanta metropolitan area, known for its robust economic fundamentals and strong demand for rental housing. This project not only aligns with our strategic focus on build-to-rent communities but also positions us to capitalize on the growing trend of high-quality rental housing.

Funding the gap continues on

As we've discussed at length, we believe the current macroeconomic environment continues to create a window of opportunity for what are historically attractive investments with uncommonly strong risk-adjusted returns specifically in the credit and lending markets.

With interest rates continuing to remain elevated, we expect to continue to see strong investment opportunities arise in the preferred equity and bridge/gap financing space.

Should you have any questions or require further information, please do not hesitate to reach out to our Investor Relations team at investments@fundrise.com.

Additional Information: An investor in the Fundrise Income Real Estate Fund (the "Income Fund") should consider the investment objectives, risks, and charges and expenses of the Income Fund carefully before investing. The Income Fund's prospectus contains this and other information about the Income Fund and may be obtained here. Investors should read the prospectus carefully before investing